KWESST MICRO SYSTEMS INC.

KWESST Micro Systems Announces Q1 2024 Financial Results and Provides Corporate Update

OTTAWA, February 15, 2024 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its fiscal 2024 first quarter results. This announcement is a summary only and should be read in conjunction with KWESST's unaudited condensed consolidated financial statements and related management discussion and analysis, for the three-month period ended December 31, 2023 ("Q1 2024 FS"). Q1 2024 FS have been filed on SEDAR and will be filed on EDGAR in due course.

In Q1 2024, KWESST's total revenue and gross profit decreased by $0.2 million and $0.2 million, respectively, in the three-month period versus the comparable prior year period, driven mainly by a reduction in the sales of Arwen products while the company was restructuring the business line along with additional hours spent on digitization projects than originally anticipated. KWESST's operating loss increased by 65% compared to the prior year period due mainly to reaching commercial feasibility for the Para OPS products resulting in the expensing of all related costs in the quarter as compared to the costs being capitalized as development costs in fiscal 2023, along with increased G&A expenses.

KWESST Q1 2024, along with its fiscal 2023 performance reflects the Company's strategy of focused investments in key areas: securing large defense contracts, and the commercialization of its line of Non-Lethal Munition Systems including the PARA OPS next generation non-lethal system, and a new ARWEN 40mm munition. Operating expenses for the period increased due to selected impairment charges, corporate headcount growth, and compliance-related costs following the Company's listing on the Nasdaq. The Company has in parallel implemented cost reductions through the elimination of consultant fees and a more focused approach on its R&D spending.

"Our strategy is to pursue and win large defense contracts with prime defense contractors for programmatic revenue visibility several years out, while at the same time exploiting book-and-ship business in the public safety market where it is possible to drive sales and where the sales cycle is typically shorter."

Results of Operations

In Canadian dollars	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022
Revenue	$129,068	$317,333
Cost of sales	(182,873)	(139,584)
Gross profit	(53,805)	177,749
Operating expenses
General and administrative	1,333,000	978,487
Selling and marketing	496,595	454,187
Research and development, net	624,840	262,829
Total operating expenses	2,454,435	1,695,503
Operating loss	(2,508,240)	(1,517,754)
Other income (expenses)
Total other income (expenses), net	2,109,267	(690,603)
Net loss	$(398,973)	$(2,208,357)

Net loss per share
Basic and diluted	$(0.07)	$(1.37)
Weighted average number of shares outstanding
Basic and diluted	5,616,782	1,609,121

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KWESST MICRO SYSTEMS INC.

For Q1 Fiscal 2024, KWESST's net loss was $0.4 million. Q1 Fiscal 2024 adjusted EBITDA loss was $2.1 million, an increase of $0.8 million over the comparable prior period mainly due to decreased revenue as described above and increased operating expenses driven by increased personnel costs, professional fees, insurance costs, and regulatory and compliance costs. The adjustments to EBITDA loss for Q1 Fiscal 2024 included the change in fair value of derivative liabilities. Due to the lower volume of stock-based grants in the last 12 months immediately prior to December 31, 2023, compared to same prior period, this has resulted in a reduction in stock-based compensation expense in the current quarter compared to Q1 Fiscal 2023.

Revenue

Total revenue decreased by $0.2 million in the first quarter compared to Q1 Fiscal 2023, mainly due to reduction in the sale of ARWEN products in Q1 2024 compared to Q1 2023 that had an additional $0.1 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from sale of ARWEN products).

We expect revenue to increase as we continue hiring and deploying resources under the recently announced Canadian Government contract which saw revenue commence in Q1 2024. As the transition from the incumbent continues, we expect to receive, and hire and staff against additional work tasks. We also expect revenue to increase as we work through current order backlog from ARWEN as well as expected demand/future order for the new ARWEN 40mm ammunition and PARA OPS products.

Gross Profit

In Q1 Fiscal 2024, the gross profit was a negative $0.1 million, compared to a profit of $0.2 million in the same period in 2023. In Q1 2024, on a fixed-price digitization contract we spent more hours than anticipated and as compared to Q1 2023, resulting in a loss for the three-month period ended December 31, 2023. Also contributing are the indirect costs associated with the ramp up of the Canadian Government contracts. There were no such losses in Q1 2023. We expect gross profit / margin to be positive and increase during Fiscal 2024 as we ramp up anticipated revenue in the year on the Canadian Government as well as the other product lines described above.

Operating Expenses ("OPEX")

Total OPEX was $2.5 million for Q1 Fiscal 2024 compared to $1.7 million in Q1 Fiscal 2023 for a total increase of $0.8 million over the comparable prior year due to the following factors:

  G&A increased by $0.4 million, primarily due to the amortization of the LEC intangible in Q1 2024 ($0.3 million) as well as an increase in senior management and directors compensation to be in line with market and additional personnel as compared to Q1 2023;
  S&M increased by less than $0.1 million, primarily due to an increase in consulting fees in Q1 2024 as compared to Q1 2023; and
  R&D increased by $0.4 million, primarily due to the fact that the LEC has reached commercial feasibility and any associated costs are no longer being capitalized, while it was still in the development stage in Q1 2023.

Other income (expenses), net

For Q1 2024, our total other income was $2.1 million, compared to total other expenses of $0.7 million for Q1 2023.  The change in other income (expenses), net was driven mainly by the $0.7 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2023, driven by a decrease in the underlying common share price on December 31, 2023. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired.  This was also explained by:

  $0.5 million decrease in net finance costs is primarily due to the Q1 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;
  Q1 2023 had $1.4 million in Share Offering Costs relating to the U.S. IPO and Canadian Offering. There were no offerings in Q1 2024; and
  $0.2 million increase in foreign exchange gain due to depreciation in the U.S. currency during the period.
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KWESST MICRO SYSTEMS INC.

Condensed Balance Sheet

In Canadian dollars	December 31, 2023	September 30, 2023
ASSETS
Cash and cash equivalents	$2,474,132	$5,407,009
Other current assets	1,990,296	1,435,065
Current assets	4,464,428	6,842,074
Non-current assets	4,642,107	4,916,758
Total Assets	$9,106,535	$11,758,832

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,420,879	$1,649,876
Other current liabilities	2,602,273	4,733,759
Current liabilities	4,023,152	6,383,635
Non-current liabilities	1,451,953	1,439,577
Total Liabilities	5,475,105	7,823,212

Total Shareholders' Equity (Deficit)	3,631,430	3,935,620
Total Liabilities and Shareholders' Equity (Deficit)	$9,106,535	$11,758,832

Major Highlights - Quarter ended December 31, 2023 ("Q1 Fiscal 2024")

The following is a summary of the major highlights that occurred during the quarter ended Q1 Fiscal 2024:

  On October 18, we announced our "Lightning" scalable situational awareness solution for Public Safety market agencies during a critical incident.  KWESST Lightning will improve interoperability between agencies with lightning-fast time to engagement, offered as fully cloud-based Software as a Service ("SaaS") product.  Built using the "TAK" - the U.S. government Team Awareness Kit software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

  On October 31, we announced that we intended to issue 46,706 common shares at a deemed price per share of CAD$2.09 in settlement of a debt in an amount of approximately CAD$97,615.

  On October 24, we announced that we received Notice of Allowance for the Luxton Low Energy Cartridge (LEC) patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

  On November 13, we announced plans to expand our ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers, which constitute the bulk of launchers worldwide.  In order to scale supply and deliver orders in a more responsive fashion we announced a planned reorganization of the business to satisfy the backlog of ARWEN orders and drive sales growth.

We also reported on the scale-up of PARA OPS production on the heels of successful demonstrations to law enforcement agencies over the summer and fall of 2023.

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KWESST MICRO SYSTEMS INC.

  On November 27, we announced our Board of Directors (the "Board") had appointed Sean Homuth as President and CEO and Kris Denis as interim CFO and Chief Compliance Officer.

  On December 6, we announced the appointment of General (Retired) Rick Hillier to the board of directors.  General Hillier is the former Chief of Defense Staff of the Canadian Armed Forces.

  On December 13, we announced that our non-lethal PARA OPS and ARWEN products will be available for law enforcement agencies to purchase on-line (with link from KWESST website) on Monday, December 18, 2023.  PARA OPS has been in initial production through the fall of 2023, and the Company plans to ramp up for volume production in early calendar 2024 in conjunction with the promotion of PARA OPS at the 2024 SHOT Show held in Las Vegas, January 23-26. KWESST also introduced its new ARWEN 40mm cartridge at the SHOT Show in response to substantial interest from many law enforcement agencies.

The following is a summary of major highlights that occurred since Q1 Fiscal 2024:

  On February 2, 2024, we announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International ("GDMS") has been engaged as a Strategic Defense Advisor.

  On February 5, 2024, we announced highlights from the Company's attendance at SHOT Show 2024.  This included many law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products.  The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the Para OPS products.

Corporate Updates

  The Company announced the appointment of Harry Webster as Chief Operating Officer effective immediately.  Mr. Webster joined the Company in August 2023 as General Manager.  Mr. Webster is an experienced business leader with over 20 years of experience in aerospace and defense. Harry has held senior leadership positions at General Dynamics, DRS Technologies, and MacDonald Dettwiler and Associates. His leadership has driven successful execution of some of Canada's premiere acquisition programs such as the Canadian Space Agency's Canadarm3 Program and the Canadian Navy's CH-148 Cyclone Maritime Helicopter Program. Additionally, he has a proven track-record of delivery of advanced products into many of the US Army and Marine Corps' ground combat platforms such as M1A1 Main Battle Tank, the Stryker Family of Vehicles, Bradley Fighting Vehicle, Joint Light Tactical Vehicle, and M777 Towed Howitzer.  Harry holds advanced degrees in Business Administration and Engineering, and licenses as Professional Engineer and Project Management Professional.

  The Company anticipates being under subcontract in the next 90 days with a global defense contractor to provide digitization services for a G7 government military program. If successfully concluded, the Company anticipates that the subcontract would be of similar scale as the previously announced DSEF contract with the Canadian Department of National Defense (see news release dated May 02, 2023). The outcome and amount of this subcontract remains subject to a series of conditions beyond the Company's control.

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KWESST MICRO SYSTEMS INC.

For further information, please contact:

Kris Denis, Interim Chief Financial Officer and Chief Compliance Officer

+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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